

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2017

Marcio Kumruian
Chief Executive Officer
Netshoes (Cayman) Limited
Rua Vergueiro 961, Liberdade
01504-001 São Paulo, São Paulo, Brazil

> **Re:** **Netshoes (Cayman) Limited**
> **Registration Statement on Form F-1**
> **Filed March 16, 2017**
> **File No. 333-216727**

Dear Mr. Kumruian:

We have reviewed your registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Summary

Summary Consolidated Financial and Operating Data, page 9

1. Reference is made to your disclosure of EBITDA Brazil and EBITDA International on pages 11 and 58. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. Please revise to disclose the comparable IFRS measures with equal or greater prominence. Refer also to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336, or Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products